EXHIBIT 99.2

Blue Diamond Parts, LLC

Index to Financial Statements

December 31, 2007, 2006, and 2005

Independent Auditors’ Report

To the Members of Blue Diamond Parts, LLC:

We have audited the accompanying balance sheets Blue Diamond Parts, LLC (the Company) as of December 31, 2007 and 2006, and the related statements of operations, members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Diamond Parts, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company is a joint venture between its members, and, as disclosed in the accompanying notes to financial statements, has extensive transactions and relationships with the members. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

/s/ KPMG LLP

Chicago, Illinois

May 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Blue Diamond Parts, LLC:

In our opinion, the statements of operations, members’ equity and cash flows for the year ended December 31, 2005 present fairly, in all material respects, the results of operations and cash flows of Blue Diamond Parts, LLC for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a joint venture between its members and, as disclosed in the accompanying financial statements for the year ended December 31, 2005, has extensive transactions and relationships with the members. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The accompanying balance sheets of Blue Diamond Parts, LLC at December 31, 2007 and 2006, and the related statements of operations, members’ equity and cash flows for the years then ended were not audited by us and, accordingly, we do not express an opinion on them.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan

August 30, 2006

Blue Diamond Parts, LLC

Balance Sheets

December 31, 2007 and 2006

	2007	2006
Assets
Cash and cash equivalents	$11,814,397	$9,090,374
Accounts receivable from Ford	48,869,476	32,144,213
Accounts receivable from Navistar	2,907,825	1,288,411
Prepaid assets	25,000	8,333
Property and equipment, net	40,375	137,275

Total assets	$63,657,073	$42,668,606

Liabilities
Accounts payable to Navistar	$39,875,043	$16,814,000
Accounts payable to Ford	1,547,843	25,551
Income taxes payable	437,080	5,886,439
Accrued liabilities	4,148,317	2,988,955

Total liabilities	46,008,283	25,714,945

Members’ equity
Retained earnings	15,684,373	$14,989,244
Member contributions	1,964,417	1,964,417

Total Members’ equity	17,648,790	16,953,661

Total liabilities and Members’ equity	$63,657,073	$42,668,606

See accompanying notes to financial statements.

Blue Diamond Parts, LLC

Statements of Operations

Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005
Net service revenue	$186,668,044	$211,686,954	$187,075,136
Other income	1,718,960	1,211,127	1,694,607

Expenses:
Hired services	6,524,492	6,764,103	6,588,577
Salary and employee benefits	3,974,471	4,197,812	4,233,344
Distribution costs	5,384,243	4,785,694	4,591,647
Marketing and promotional expenses	3,485,187	2,532,796	3,651,350
Finance charges	10,307,496	11,208,688	7,690,813
Systems expense	317,127	430,466	492,152
Depreciation expense	96,900	111,313	125,748
Other costs	1,703,678	1,478,144	1,275,092

Total expenses	31,793,594	31,509,016	28,648,723

Income before income taxes	156,593,410	181,389,065	160,121,020
Income tax expense	885,741	1,869,502	1,656,018

Net income	$155,707,669	$179,519,563	$158,465,002

See accompanying notes to financial statements.

Blue Diamond Parts, LLC

Statements of Cash Flows

Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005
Beginning cash and cash equivalents	$9,090,374	$3,038,027	$7,743,289
Cash provided by operating activities:
Net income	155,707,669	179,519,563	158,465,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	96,900	111,313	125,748
(Increase) decrease in accounts receivable	(18,344,677)	19,703,197	(4,295,525)
(Increase) decrease in prepaid expense	(16,667)	(8,333)	—
Increase (decrease) in accounts payable	24,583,335	(24,362,350)	16,351,471
Increase (decrease) in income taxes payable	(5,449,359)	1,869,501	1,656,018
Increase in accrued liabilities	1,159,362	550,245	736,676

Net cash provided by operating activities	157,736,563	177,383,136	173,039,390

Cash (used) in financing activities:
Contributions from members	—	—	98,740
Cash distributions to members	(155,012,540)	(171,330,789)	(177,843,392)

Net cash used in financing activities	(155,012,540)	(171,330,789)	(177,744,652)

Net increase (decrease) in cash and cash equivalents	2,724,023	6,052,347	(4,705,262)

Ending cash and cash equivalents	$11,814,397	$9,090,374	$3,038,027

See accompanying notes to financial statements.

Blue Diamond Parts, LLC

Statements of Members’ Equity

Years Ended December 31, 2007, 2006, and 2005

	Member Contributions	Retained Earnings	Total
Members’ equity, December 31, 2004	$1,865,677	$6,478,782	$8,344,459
Member contributions	98,740	—	98,740
Net income	—	158,465,002	158,465,002
Dividends declared	—	(158,143,314)	(158,143,314)

Members’ equity, December 31, 2005	1,964,417	6,800,470	8,764,887
Net income	—	179,519,563	179,519,563
Dividends declared	—	(171,330,789)	(171,330,789)

Members’ equity, December 31, 2006	1,964,417	14,989,244	16,953,661
Net income	—	155,707,669	155,707,669
Dividends declared	—	(155,012,540)	(155,012,540)

Members’ equity, December 31, 2007	$1,964,417	$15,684,373	$17,648,790

See accompanying notes to financial statements.

Blue Diamond Parts, LLC

Notes to Financial Statements

December 31, 2007, 2006, and 2005

(1)	Summary of Significant Accounting Policies

Nature of Operations

Blue Diamond Parts, LLC (Blue Diamond or the Company) was formed on August 7, 2001 pursuant to the applicable laws of the State of Delaware, as a joint venture (JV) between Ford Motor Company (Ford) and Navistar International Corporation (Navistar) (collectively, the Members). The joint venture manages the sourcing, merchandising, and distribution of various spare parts for vehicles the Members sell in North America. These spare parts are primarily for Navistar diesel engines in Ford trucks, commercial truck parts, and certain parts for F650/750 and LCF trucks produced for Ford by Blue Diamond Truck, which is a separate joint venture between Ford and Navistar. Substantially all of the Company’s transactions are between the Company and its Members.

In accordance with the joint venture agreement between the Members, Navistar committed to contribute an estimated $2.0 million to pay for information systems improvements to provide interface capabilities for the Members’ data systems. These improvements are performed by the Members or third parties and then recorded as system expenses on Blue Diamond’s financial statements as incurred. As of December 31, 2007, Navistar had contributed approximately $1.9 million for such systems improvements (including $0.5 million of improvements made by Ford and reimbursed from the contributed funds).

The financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied, on a material basis, in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2007 and 2006, cash equivalents consisted primarily of deposits in money market funds.

Revenue Recognition

Blue Diamond recognizes revenue at the time products are shipped, which is the point at which risks and rewards of ownership are transferred to the customer.

Pursuant to the guidance in Emerging Issues Task Force Issue (EITF) 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the Net service revenue in the Company's statements of operations represents the net results of certain of its activities based upon an analysis of various factors, including the risks and rewards assumed by the Company related to the selling and distribution of parts.

Blue Diamond Parts, LLC

Notes to Financial Statements (Continued)

December 31, 2007, 2006, and 2005

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statements of cash flows.

No allowance for uncollectible accounts has been provided because management believes that all balances in accounts receivable are collectible.

Property and equipment

Property and equipment are recorded at cost (or at fair value at the date of the contribution for contributed assets) and depreciated over their estimated useful lives using the straight-line method. These assets are being depreciated over estimated useful lives ranging from three to five years.

Core Charges

Certain remanufactured parts purchased by the Company for resale require a refundable core charge. Navistar charges Blue Diamond for this core charge, including a mark up, and Blue Diamond passes this charge (including the mark up) on to Ford. Blue Diamond acts only as a pass-through entity and these charges are not included in the Company's statements of operations.

Retained Earnings

Net income of the JV is distributed to the Members monthly, unless otherwise determined by the Executive Board, provided, however, that the tax distributions would be made in accordance with the JV operating agreement.

Warranty

Each Member provides its customary service parts warranty with respect to parts distributed by the JV.

Description of Various Expenses

The JV’s expenses are initially incurred by the Members and are passed on to Blue Diamond.

Hired services include the costs associated with the outside field sales organization, including personnel costs, travel, administrative, and other expenses. Hired services also include salary-related costs for other non marketing contract personnel.

Salaries and employee benefits include the costs associated with Member personnel assigned to Blue Diamond.

Distribution costs include expenses related to the movement of parts from source to customer, primarily including labor and overhead, freight, and packaging.

Marketing and promotional expenses cover the expenses for various sales and marketing programs and materials including promotional events, brochures and other printed literature, and branded merchandise giveaways.

Blue Diamond Parts, LLC

Notes to Financial Statements (Continued)

December 31, 2007, 2006, and 2005

Finance charges represent the time value of money the Members have invested in working capital and inventory to support Blue Diamond.

Systems expense includes costs incurred to develop or modify IT systems in support of Blue Diamond.

Income Taxes

The Company has elected to be taxed as a limited liability company. The taxes included in the Company’s statements of operations relate to estimated state taxes payable at the LLC level. The Company's operating results for federal income tax purposes are included in the tax returns of the Members.

(2)	Supplemental Cash Flow Information

Supplemental disclosure of cash flow information is as follows for the years ended December 31, 2007 and 2006:

	2007	2006
Cash paid during the year for:
Interest	$12.4 million	$14.2 million
Income taxes	6.3 million	—

(3)	Related Party Transactions

The Company and its Members have entered into several agreements that govern transactions between the parties.

The Company earns revenues based upon distribution of parts to the Members for ultimate sale to third parties. These revenues are at prices negotiated between the Company and the respective Member. All parts distributed pursuant to these transactions are purchased from the Members at prices negotiated by the Company and the respective Member. The net service revenue included in the accompanying statements of operations primarily represents the difference between the negotiated selling prices to the Members, net of certain costs incurred by the Members, and the negotiated costs of parts purchased from the Members.

In addition, each of the Members provides administrative and other support services for which the Company is billed directly by the Members. These services include personnel, accounting and treasury, planning and support, insurance, internal auditing, governmental relations, procurement and distribution support, and other services. The Company is invoiced each month for the services provided and pays an amount equal to the Members’ fully accounted and allocated costs, such fee to be calculated without markup except to the extent required to be paid by applicable law. For the years ended December 31, 2007, 2006, and 2005, $31.8 million, $31.5 million, and $28.6 million were charged respectively, for the services purchased from the Members.